UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Darling Ingredients Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

237266101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange act of 1934

NAME OF ISSUER: Darling Ingredients Inc.

TITLE OF CLASS OF SECURITIES: Common Stock

CUSIP NUMBER: 237266101

1. NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SouthernSun Asset Management LLC

27-2990431

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

TN, U.S.A.

5. SOLE VOTING POWER

16,623,073

6. SHARED VOTING POWER

N/A

7. SOLE DISPOSITIVE POWER

17,545,700

8. SHARED DISPOSITIVE POWER

N/A

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,545,700

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.66%

12. TYPE OF REPORTING PERSON*

IA

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Item 1.

	a.	Name of Issuer

Darling Ingredients Inc.

	b.	Address of Issuer's Principal Executive Offices:

251 O’Connor Ridge Blvd. Suite 300 Irving, TX 75038 United States

Item 2.

	a.	Name of Person Filing

SouthernSun Asset Management LLC

	b.	Address of Principal Business Office

6070 Poplar Avenue, Suite 300
Memphis, TN 38119

	c.	Citizenship

TN, U.S. A.

	d.	Title of Class of Securities

Common Stock

	e.	CUSIP Number: 237266101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e)	☒ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.	Ownership:

a.	Amount Beneficially Owned 17,545,700

b.	Percent of Class 10.66%

c.	Number of shares as to which such person has:

i.	sole power to vote or to direct the vote

16,623,073
ii.	shared power to vote or to direct the vote

N/A

iii.	sole power to dispose or to direct the disposition of

17,545,700

iv.	shared power to dispose or to direct the disposition of

N/A

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification 2nd Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d- l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identification of the relevant subsidiary. - N/A

Item 8.	Identification 2nd Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-l(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule I 3d- 1(c), attach an exhibit stating the identity of each member of the group. - N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity See Item 5.- N/A

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Asher K. Ailey
Asher K. Ailey
Chief Compliance Officer

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